SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of February, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

COMPANY ANNOUNCEMENT

BUSINESS EXPANSION

1.
Unibanco – União de Bancos Brasileiros S.A. announces that it intends to expand its network of points of sale, directly or through its subsidiaries, by approximately 400 (four hundred) units in 2008 and 2009, including branches, corporate-site branches and points of sale within retail partners and, also, revitalize its already existing distribution network (the “Expansion”).

2.
Unibanco estimates that the Expansion, occurring during 2008 and 2009, will require the hiring of approximately 5,000 (five thousand) new employees. Unibanco projects that the Expansion will involve approximately 60% of the capital expenditure in 2008 and 2009, with an impact in personnel and administrative expenses. Unibanco expects a 7% (seven per cent) to 12% (twelve per cent) increase in its total personnel and administrative expenses in 2008 as compared to 2007.

3.
The objective of the Expansion is to increase the scale and reach of distribution of retail financial products offered by Unibanco, in line with the continuous goal of creating value for its shareholders.

4.
All of the measures necessary for the achievement of the Expansion will be carefully evaluated by the relevant internal departments, which will take into consideration Brazil’s economic and market conditions during the period of its fulfillment, so as to reach conscientious and responsible decisions, as always with the goal of preserving the rights and interests of Unibanco’s clients and shareholders.

São Paulo, February 25, 2008

GERALDO TRAVAGLIA FILHO
Investor Relations Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 25, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.